Exhibit 3.1

AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS OF
INFORMATION SERVICES GROUP, INC.
(the “Corporation”)

Pursuant to the approval granted by the Board of Directors of the Corporation in a meeting held on November 8, 2017, the Amended and Restated Bylaws (the “Bylaws”) of the Corporation, are hereby amended as follows:

1.                                      A new sentence is hereby added to Section 2.10 of the Bylaws, which shall read as follows: “The presiding officer of the meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date and time.”

2.                                      A new Section 7.5 is hereby added to the Bylaws, which shall read in its entirety as follows:

7.5                               Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the Delaware General Corporation Law, or the Corporation’s Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to (a) the provisions of this Section and (b) the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this Section. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

Except as specifically amended herein, all other terms and conditions of the Bylaws shall remain the same and in full force and effect.